SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 25, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F X           Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes __             No X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes __             No X

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                           Yes __             No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



                                   ENCLOSURES:

 Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated May 24, 2004, announcing that the Company and Dassault
     Aviation have together developed the Falcon 7X jet, the first aircraft entirely developed on a virtual platform.

   Dassault Aviation and Dassault Systemes Make Industry History -- Falcon 7X
       Jet Becomes First Aircraft Entirely Developed on Virtual Platform

  Pioneering aircraft manufacturer cuts assembly time of high-end business jet by 50% with V5 PLM solutions from Dassault Systemes

Paris, France - May 24, 2004 - Just one year after implementing a revolutionary virtual product development platform - the "Virtual Plateau" - based on Dassault Systemes (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA) Product Lifecycle Management (PLM) Solutions, Dassault Aviation has halved the time required to assemble its new Falcon 7X business jet.

The Falcon 7X becomes the first aircraft in industry history to be entirely developed in a virtual environment, from design to manufacturing to maintenance. The single, integrated PLM environment, based on Dassault Systemes' CATIA, ENOVIA, and DELMIA Solutions, enables Dassault Aviation and its 27 partners in seven countries to work on a common, collaborative, 3D virtual platform. In addition, SMARTEAM was used to manage and track airplane systems.

Every one of the jet's 30,000 parts was designed with CATIA. Through ENOVIA, more than 1,000 engineers manage, exchange, and work in real-time on up-to-date designs, including interface data for partner-designed sections. With DELMIA and its human modeling modules, specialists analyze and optimize the design of the Falcon 7X for crucially important aircraft maintenance and repair procedures.

The dramatic gains in assembly time and part quality stem from the precision attainable on the virtual platform. The digital mockup of the Falcon 7X is so accurate that fittings, supports, and tubing developed virtually fit perfectly when the aircraft parts are assembled in the physical world. Not only has the need for traditional assembly tools dropped dramatically, but Dassault Aviation will also not produce a physical prototype of the Falcon 7X. The first jet, scheduled for delivery in March 2005, will immediately be used for certification.

"We made a big gamble when we said we were going with ENOVIA," said Jean-Claude Hironde, deputy senior vice-president, Research, Design and Engineering, Dassault Aviation. "Initially, we had to convince our partners of the benefits of a virtual platform, of sharing data, and working in context. But today, with data updated overnight, as opposed to the former two-month modification cycle, there simply is no comparison."

"The virtual platform has fundamentally changed the way we view building airplanes," said Jacques Pellas, CIO, Dassault Aviation. "Adopting PLM means improving the circulation of information in a company, redefining its processes, and reorganizing company structures. We are just at the beginning of a new industrial revolution."

"By becoming the first aerospace manufacturer to implement a "virtual plateau", Dassault Aviation has proven once again to be a pioneer in the industry," said Philippe Forestier, executive vice-president, Dassault Systemes. "All users of this virtual plateau--from suppliers to Dassault Aviation's own engineers--are establishing new frontiers in aircraft development and demonstrating the value of the PLM business transformation."

                                       ###

About Dassault Aviation
In the past sixty years, Dassault Aviation has delivered more than 7,500 civil and military aircraft to 75 countries, logging some 20 million hours in flight to date. This vast experience has allowed Dassault Aviation to build up considerable expertise in the design, development, production, sales and support military aircraft (for example, Rafale, Mirage, and Atlantic), Falcon Business Jets and Multi-Role Falcon. Dassault Aviation has staked out a solid reputation as industrial architect for complex airborne systems. Several key assets underpin this global success: expertise in emerging and strategic technologies; an in-depth understanding of the customer's technical, operational and financial requirements; and a comprehensive systems approach to meet cost, deadline and performance goals. Dassault Aviation is one of the largest Military Aircraft European Exporters and is the World Leader for Top End Business Jets. Additional information about Dassault Aviation is available at http://www.dassault-aviation.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. *CAA (Component Application Architecture) Version 5 is Dassault Systemes' comprehensive and open development platform. For more information, visit http://www.3ds.com



Dassault Aviation Press Contact:       Dassault Systemes Press Contacts:
Gerard David                           Anthony Marechal
+33 1 47 11 86 90                      +33 1 55 49 84 21
gerard.david@dassault-aviation.fr      anthony_marechal@ds-fr.com

Ralph Aceti (US)                       Derek Lane (Americas)
+ 1 201 541 45 85                      +1 818 673 2243
Ralph.aceti@falconjet.com              derek_lane@ds-us.com


Dassault Systemes Investor Contact:
Harriet Keen
Financial Dynamics
+44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DASSAULT SYSTEMES S.A.


         Date: May 25, 2004                By:   /s/ Thibault de Tersant
                                                 -----------------------
                                           Name: Thibault de Tersant
                                           Title:Executive Vice President,
                                                 Finance and Administration